SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 30, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 30, 2019.

Buenos Aires, April 30th 2019

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please be advised that the Shareholders’ Meeting held on the date hereof resolved to distribute as cash dividend to the shareholders the amount of AR$ 6,393,977,460, which represents AR$ 10 per share, and delegated to the Board the powers to determine the date of the effective availability thereof to the shareholders in proportion to their respective shareholdings.

We further inform that today the Board resolved to fix May 14, 2019 as the date of effective availability of the above mentioned cash dividend, in accordance with the notice attached hereto, as approved by the Board during its meeting held on the date hereof.

It is stated that the Bank complies with the requirements established in the applicable regulations of the Argentine Central Bank in relation to the distribution of results, due to the fact that it has excess capital to cover legal requirements and has also the additional capital margins required by the aforementioned regulations. For this reason, the payment of the aforementioned dividend does not require prior authorization from the Superintendency of Financial and Exchange Entities.

Sincerely,

Cash Dividend Payment

We hereby inform the Shareholders that, pursuant to the resolutions adopted by the General and Special Shareholders’ Meeting and the Board of Directors’ Meeting, both held on the 30th day of April 2019, as of May 14, 2019 we shall make available and pay to the shareholders registered in the Bank’s Stock Ledger up to May 13, 2019, the cash dividend on the amount of AR$ 6,393,977,460 (i.e., AR$ 10 per share representing 1,000% of the outstanding capital stock of AR$ 639,397,746).

The aggregate amount of dividends to be distributed derives from the results of the fiscal year 2015 of AR$ 1,960,000,000, and of the fiscal year 2016 of AR$ 4,433,977,460. Such distribution is not subject to the 35% withholding provided under the section immediately following section 69 of the Income Tax Law, since the distributed dividends do not exceed the income determined in accordance with the general rules of the above-mentioned law.

Such cash dividend shall be made available to the shareholders as of the date indicated above, at Caja de Valores S.A., located in 25 de Mayo 362, Capital Federal, Monday thru Friday from 10:00 AM to 3:00 PM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer